SECUR 14045293 SION

SEC Mail Processing Section JUN 02 2014 Washington, DC 124

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2013 (MM/DD/YY) AND ENDING March 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3 Mark Equities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Highway 6 Suite 400
(No. and Street)

Sugar Land (City) TX (State) 77478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betsy E. Riley (281) 269-2331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein + Associates LLP
(Name – *if individual, state last, first, middle name*)

500 Dallas Street, Suite 2500 (Address) Houston, (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CP 6/4/14

OATH OR AFFIRMATION

I, Betsy E. Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3 Mark Equities, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA LUMPKIN
MY COMMISSION EXPIRES
March 28, 2017

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3 Mark Equities, Inc.

Financial Statements and Supplemental Schedules
For the Years Ended March 31, 2014 and 2013
And Independent Auditor's Report on Internal Control

Other Matters

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Hein & Associates LLP

Houston, Texas

3 MARK EQUITIES, INC.

STATEMENTS OF INCOME

	For the Years Ended March 31, 2014	For the Years Ended March 31, 2013
Revenues	$ 612,218	$ 678,063
Expenses:		
Commissions	489,753	545,534
Management fee	120,000	120,000
	609,753	665,534
Income before Income Taxes	2,465	12,529
Income Taxes	(863)	(4,385)
Net Income	$ 1,602	$ 8,144

3 MARK EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED MARCH 31, 2014 AND 2013

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
BALANCES, April 1, 2012	10	9,990	77,269	87,269
Contributions from Parent	–	–	3,855	3,855
Net income	–	–	8,144	8,144
BALANCES, March 31, 2013	$ 10	$ 9,990	$ 89,268	$ 99,268
Contributions from Parent	–	–	43,820	43,820
Net income	–	–	1,602	1,602
BALANCES, March 31, 2014	$ 10	$ 9,990	$ 134,690	$ 144,690

3 MARK EQUITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,	
	2014	2013
Operating Activities:		
Net income	$ 1,602	$ 8,144
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash capital contributions	43,820	3,855
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	29,407	(26,368)
Commissions payable	(28,421)	25,990
Net cash provided by operating activities	46,408	11,621
Net Increase In Cash and Cash Equivalents	46,408	11,621
Cash and Cash Equivalents, beginning of year	95,082	83,461
Cash and Cash Equivalents, end of year	$ 141,490	$ 95,082
Supplemental Information:		
Cash paid to Parent for income taxes	$ 863	$ 4,385

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Organization and Nature of Operations – 3 Mark Equities, Inc. (the "Company") was incorporated in Delaware on February 16, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and was established as a limited broker and dealer involved with wholesaling variable insurance products. The Company receives gross dealer concessions or wholesale concessions from other designated brokers and dealers for sales of variable life insurance products, mutual funds, and corporate debt and equity securities. The Company is a wholly owned subsidiary of 3 Mark Financial, Inc. (the "Parent").

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company provides for deferred income taxes under the liability method. The Company has no temporary differences between the book and tax bases of its assets and liabilities.
The operating results of the Company are included in the consolidated income tax returns filed by the Parent and its affiliates. The Parent's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

The Company found no significant uncertain tax positions as of March 31, 2014 or 2013. The Company's policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2014 and 2013, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. Furthermore, the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue Service for tax years before 2009 and for state and local tax authorities for years before 2008. The Company's tax years of 2008 and forward are subject to examination by federal and state taxing authorities.

Commission Income and Expense – The Company earns commissions from the sale of mutual funds, unit investment trusts, corporate debt and equity securities through a network of registered representatives of affiliated broker/dealers. The managers of those registered representatives are paid commissions, which generally are approximately 80% of the commission earned by the Company.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions payable to Parent. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

Subsequent Events – The Company has evaluated subsequent events through May 23, 2014, the date on which the financial statements were available to be issued.

2. **RELATED PARTY TRANSACTIONS**:

The Company has no full-time employees and shares facilities with its Parent and its affiliates. Accordingly, the Company is economically dependent on its Parent. The Company paid its Parent $120,000 in management fees for fiscal 2014 and 2013. Management fees are based upon the Parent's estimate of allocable costs, including labor, rent and overhead costs, incurred by the Parent on behalf of the Company. The Parent allocates these costs to the Company based on labor hours and square footage. As of March 31, 2014 and 2013, the Company had commissions payable to the Parent of $12,800 and $41,221, respectively.

During the year ended March 31, 2014 and 2013, the Company had made an underpayment to the Parent of $43,820 and $3,855, respectively, which has been reflected as a contribution in the accompanying financials.

3. **MINIMUM NET CAPITAL REQUIREMENT**:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At March 31, 2014, the Company had net capital of $144,690, which was $139,690 greater than its required net capital of $5,000. At March 31, 2013, the Company had net capital of $99,268, which was $94,268 greater than its required net capital of $5,000.

4. **RECONCILIATION OF FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS**:

The accompanying audited 2014 and 2013 financial statements reflect certain adjustments to amounts previously reported in the 2014 and 2013 fourth quarter Financial and Operational Combined Uniform Single reports ("FOCUS Reports") filed with the Securities and Exchange Commission. Specifically, the $508,342 receivable due from the Parent and reported in the 2014 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. Additionally, a $43,820 underpayment of commissions to the Parent included in these financial statements was not included in the 2014 fourth quarter FOCUS report. The $547,267 receivable due from the Parent and reported in the 2013 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. Additionally, a $3,855 underpayment of commissions to the Parent included in these financial statements was not included in the 2013 fourth quarter FOCUS report.

3 MARK EQUITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2014 AND 2013

	MARCH 31,	
	2014	2013
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity (from statement of financial condition)	$ 144,690	$ 99,268
Net capital	$ 144,690	$ 99,268
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 12,800	$ 41,221
Percentage of aggregate indebtedness to net capital	8.85%	41.52%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 853	$ 2,748
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000	$ 5,000
Net capital surplus	$ 139,690	$ 94,268

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of March 31, 2014 and 2013 does not differ materially from the above presentation.

3 MARK EQUITIES, INC.

SCHEDULE II

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF MARCH 31, 2014

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(1) since the Company limits its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products and does not handle customer funds and/or securities.

HEIN

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

May 23, 2014

Board of Directors
3 Mark Equities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of 3 Mark Equities, Inc. (the "Company"), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency or combination of deficiencies in internal control, that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be presented, detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein + Associates LLP

Houston, Texas